SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

A.S.V., Inc.
(Name of Subject Company)
A.S.V., Inc.
(Name of Person Filing Statement)
Common Stock
(Title of Class of Securities)
001963107
(CUSIP Number of Class of Securities)
Thomas R. Karges
A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, MN 55744
(218) 327-3434
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. ADDITIONAL INFORMATION
Item 9. EXHIBITS
SIGNATURES

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by A.S.V., Inc. (the “Company”) with the Securities Exchange Commission (the “SEC”) on January 28, 2008, relating to the cash tender offer by Terex Minnesota, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of Terex Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) at a price of $18.00 per Share (the “Offer Price”), net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) contained in the Schedule TO filed by Purchaser and Parent with the SEC on January 28, 2008 (the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Statement, respectively, and are incorporated herein by reference.
Item 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following text to the end thereof:
Expiration and Completion of Offer
     The Offer expired at 12:00 midnight, New York City time, on February 25, 2008. All of the conditions to the Offer have been satisfied. Accordingly, on February 26, 2008, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery). Payment for such Shares is to be made promptly by Purchaser, in accordance with the terms of the Offer. The depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 27,133,130 Shares were validly tendered to Purchaser and not withdrawn (including approximately 3,074,315 Shares delivered through notices of guaranteed delivery), representing approximately 98% of the Shares outstanding. Shares tendered through notices of guaranteed delivery are required to be delivered to the depositary for the Offer within three trading days after the date of execution of the notice of guaranteed delivery. Parent has announced that it expects to complete the acquisition of the Company on an expedited basis by means of a short-form merger of Purchaser with and into the Company under Minnesota law. As a result of such merger, the Company will become a wholly owned subsidiary of Parent.
     On February 26, 2008, Parent issued a press release announcing the successful completion of the Offer. The full text of the press release issued by Parent is set forth as Exhibit (a)(14) hereto and is incorporated herein by reference.
Item 9. EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibit:

Exhibit	Description
(a)(14)	Press Release issued by Terex Corporation on February 26, 2008 (incorporated by reference to Exhibit (a)(11) to the Schedule TO-T/A filed by Terex Corporation on February 26, 2008)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A.S.V., INC.
By:	/s/ Richard A. Benson
Richard A. Benson
Chief Executive Officer

Date: February 26, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 28, 2008*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)	Press Release, dated January 28, 2008, announcing the Commencement of the Offer*

(a)(8)	Press Release issued by Terex Corporation on January 14, 2008*

(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder*

(a)(10)	Opinion of Goldman, Sachs & Co., dated January 13, 2008*

(a)(11)	Letter to Participants in A.S.V., Inc.’s 401(k) Plan*

(a)(12)	Agreement, dated May 3, 3006, by and between Caterpillar Inc. and Richard A. Benson*

(a)(13)	Letter to Shareholders of A.S.V., Inc. dated January 28, 2008*

(a)(14)	Press Release issued by Terex Corporation on February 26, 2008 (incorporated by reference to Exhibit (a)(11) to the Schedule TO-T/A filed by Terex Corporation on February 26, 2008)

(e)(1)	Agreement and Plan of Merger, dated as of January 13, 2008, by and among Terex Corporation, Terex Minnesota, Inc., and A.S.V., Inc.*

(e)(2)	Short Form Merger Option Agreement, dated as of January 13, 2008, by and among A.S.V., Inc., Terex Corporation, and Terex Minnesota, Inc.*

(e)(3)	Waiver, Consent, and Termination Agreement, dated January 13, 2008, by and among A.S.V., Inc., Loegering Mfg., Inc., and Caterpillar Inc.*

(e)(4)	Retention Agreement, dated as of January 13, 2008, between Mark S. Glasnapp, Terex Corporation and A.S.V., Inc.*

(e)(5)	Retention Agreement, dated as of January 13, 2008, between Thomas R. Karges, Terex Corporation and A.S.V., Inc.*

(e)(6)	Employment Agreement, dated July 12, 2004, by and between Mark S. Glasnapp and A.S.V., Inc.*

Exhibit No.	Description

(e)(7)	Confidentiality and Non-Disclosure Agreement, dated November 5, 2007, by and among A.S.V., Inc. and Terex Corporation*

(e)(8)	Tender, Voting and Option Agreement, dated as of January 13, 2008, by and among Caterpillar Inc., Terex Corporation, and Terex Minnesota, Inc.*

(e)(9)	Purchase Agreement, dated November 1, 2005, by and among Caterpillar Inc. and A.S.V., Inc.*

(e)(10)	Registration Rights Agreement, dated November 1, 2005, by and among A.S.V., Inc. and Caterpillar Inc.*

*	Previously filed.